Mail Stop 3561

June 7, 2007

Bruce A. Hall
Chief Executive Officer
RG America, Inc.
1507 Capital Ave., Suite #101
Plano, TX 75074

> **RE:** **RG America, Inc (the "Company")**
> **Form 10-KSB for the year ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Form 10-QSB for the quarter ended September 30, 2006**
> **File No. 333-80429**

Dear Mr. Hall:

We have reviewed your response letter filed on May 18, 2007 and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that the comments will be complied with, or, if the comments is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Bruce A. Hall
RG America, Inc.
June 7, 2007
Page 2

Form 10-K for the year ended December 31, 2005

Note 5. Marketable Securities and Notes Receivable, page 18

1.   We do not consider your response to prior comment number two to be fully
        responsive. As previously requested, please provide us with your activity roll
        forward for both deferred revenue and available for sale securities which were
        recorded in connection with your MBI Financial arrangement. Your activity roll
        forward for the available for sale securities should reconcile the amount originally
        recorded at the time the transaction was entered into during December 2005
        securities to the amount reflected on the balance sheet at December 31, 2006 of
        $210,000. Your activity roll forward should include any unrealized or realized
        gains or losses and agree to the amounts recognized within your statements of
        operations or changes in stockholders' equity for the fiscal years ended December
        31, 2005 and 2006. Also, your response should specifically address how you
        valued and accounted for the shares of MBI Financial within your financial
        statements at the time the shares of MBI Financial commenced trading at during
        the third quarter of fiscal 2006 and the market value of such shares was
        determined to be significantly lower than the value of the shares based on the
        private placement.

                                    * * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United

Bruce A. Hall
RG America, Inc.
June 7, 2007
Page 3

States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

         Sincerely,

         Linda Cvrkel
         Branch Chief